New River Funds

October 31, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Mail Stop 10-5

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	New River Funds, File No. 811-21384

Commissioners:

On behalf of the New River Funds (the “Funds”), attached for filing with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”), Rule 101(a) of Regulation S-T, and the Investment Company Act of 1940 (the “1940 Act”), is an electronic copy of Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A under the 1933 Act and Amendment No. 5 to the Registration Statement under the 1940 Act (the “Amendment”).

The Amendment has been manually signed by the persons specified in the 1933 Act.  Pursuant to Rule 302 of Regulation S-T, the Funds will retain the manually executed copy of the Amendment.

The Amendment is being filed in order to reflect the disclosure required under the Commission’s new rules.  The Amendment also reflects certain other editorial changes.  Financial statements will be added by an additional post-effective amendment filed under paragraph (b) of Rule 485 under the 1933 Act.

Please contact Bibb L. Strench at (202) 383-0509 with your comments regarding this filing.

Sincerely,

                                                                                                /s/ Doit L. Koppler II

Doit L. Koppler II

Chairman, Chief Financial Officer and Treasurer